Exhibit 99.E

RECENT DEVELOPMENTS

The information contained in this section supplements the information about Chile corresponding to the headings below that is contained in Exhibit 99.D to Chile’s Annual Report. To the extent the information in this section differs from the information contained in the Annual Report, you should rely on the information in this section. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report.

REPUBLIC OF CHILE

The COVID-19 pandemic

On June 28, 2021, the President of the Republic announced the creation of an extraordinary health fund to strengthen the health network in the fight against the COVID-19 pandemic. This initiative, which contemplates an investment of US$ 2 billion, is expected to improve the rehabilitation programs for individuals affected by COVID-19, strengthen the coverage of the Digital Hospital (a digital platform that provides medical assistance with nationwide coverage 24/7) for non-COVID-19 patients, the healthcare network, complete the 2021-2022 vaccination program, and reduce waiting times in mental health, surgeries and other health specialties.

The government currently maintains a vaccination program that started on February 3, 2021, with defined weekly calendars for specific groups that meet the criteria indicated by the Ministry of Health. As of July 19, 2021, 13 million people have been vaccinated in Chile, of which 1.3 million have received the first of two doses of the COVID-19 vaccine and 11.2 million people have received both doses, and 0.5 million people have been vaccinated with a single dose vaccine.

The government currently maintains a “step-by-step” gradual lockdown relief program in force since March 2020. This includes five stages ranging from quarantine to advance re-opening, based on a formula that combines several factors, including new cases per capita in each administrative area, size of the elderly and vulnerable population and access to medical care the relevant area. Depending on the results of these health and safety guidelines and criteria, the government may allow each district or region to gradually advance to the full re-opening stage or re-impose lockdowns or quarantines.

On July 8, 2021, the President of the Republic announced an update of the "step-by-step" program, which came into effect as of July 15, granting more freedom of movement to vaccinated people, such as allowing them to attend gyms, restaurants and other public spaces, both open and closed. As of July 19, 2021, 2.3% of the population was subject to restricted mobility under this program and the stringency index (a composite measure based on nine response indicators including school closures, workplace closures, and travel bans) as of July 4, 2021 stood at 84.7.

Pension Funds and the Chilean Pension System

On June 25, 2021, the Superintendence of Pensions and the CMF began a public consultation process regarding a proposal that aims to regulate pension financial advice, in compliance with Law 21,314. The consultation process ended on July 9, 2021 and the proposal establishes: (i) the scope of application of the regulation; (ii) the obligations and prohibitions of pension financial advisors and pension financial advisory entities; (iii) the minimum content of the pension financial advisory agreements; and (iv) the obligations in terms of promotion, advertising and offers of pension financial advisory services. In addition, the proposal introduces a procedure for the registration of the advisors in the Registry of Pension Financial Advisors and the reporting obligations to registrants to the Superintendence of Pensions and the CMF, who will be in charge of supervising the advisors. In addition, on June 30, 2021, the CMF began a public consultation process, which also took place between June 30 and July 9 of 2021, regarding the professional civil liability policy for pension financial advisors. As of the date of this amendment to the Annual Report, the final rules relating to the above had not been published.

On July 1, 2021, members of the Senate submitted a motion to discuss and amend the Constitution in order to declare as a right of all pensioners under the AFPs system the possibility of withdrawing the total or any percentage of their individual capitalization funds to direct those proceeds to the acquisition of real estate or invest in other financial instruments. If approved, the financial instruments available to pensioners shall be determined through a decree issued by the Ministry of Finance. As of the date of this amendment to the Annual Report, this draft bill is being discussed in Congress.

In accordance with the information provided by the Pension Fund Administrators (“AFPs”), as of July 9, 2021, the total approximate withdrawn amount by pension fund account holders for the first, second and third withdrawals equals approximately US$50 billion. In particular, pursuant to the data reported by the AFPs, to that date, 11,021,807 individuals submitted their request for the first withdrawal of funds, of which 98.5% have already received their payments, totaling disbursements by the AFPs of approximately US$21 billion. For the second withdrawal, the total number of account holders that have submitted their requests equals 8,675,150, of which 97.1% have received their payment, resulting in a total disbursement of approximately US$16.3 billion. According to the information provided by the AFPs, as of March 12, 2021, as a result of the first and second withdrawals, a total of 2,953,525 people have withdrawn all their funds from AFPs and no longer have pension savings in their mandatory individually funded accounts. Finally, for the third withdrawal, 6,738,272 account holders have submitted their requests, of which 96.1% have received their respective payments, equivalent to a total disbursement of approximately US$12.6 billion. For a description of the statute that allowed pension fund account holders to make the first and second withdrawal from their individual investment accounts, see “Monetary and Financial System — Pension Funds and the Chilean Pension System” in the Annual Report.

The Chilean Constitution and Government

On July 4, 2021, the Constitutional Convention was officially formed. The 155 Convention members will be in charge of drafting the new Constitution for Chile (See “Recent Developments— The Chilean Constitution and Government” in the Annual Report). On that day, the Convention members elected the president and vice-president. The elected President is Elisa Loncon, a woman from the indigenous Mapuche group. On July 7, 2021, the first session of the Constitutional Convention was held, where it was decided to enlarge the Bureau by adding five more Vice-Presidents. During the session held on July 14, 2021, the Constitutional Convention approved its basic functioning rules and the formation of the committees of regulations, ethics, budget and administration, and the external allocations committee, an independent body in charge of determining the criteria of administration of the allowances for each member of the Constitutional Convention.

Presidential primaries were held on July 18, 2021, where the political alliances “Apruebo Dignidad”, the left coalition, and “Chile Vamos", the center-right coalition, defined their candidate for the presidential elections scheduled for November 2021. Sebastian Sichel (Independent) won the majority of votes for “Chile Vamos”, while Gabriel Boric (Frente Amplio) won the majority of votes for “Apruebo Dignidad”. These two candidates will be representing their respective alliances in the November 2021 presidential elections.

Employment

On July 12, 2021, Law No. 21,360 was published in the Official Gazette, which increased the amount of the minimum monthly income that employers must pay to their workers. This statute also increased the amounts of the government benefits of family and maternity leave allowances and the family subsidy. In addition, Law No. 21,360 amended Law No. 21,218, which created a government subsidy to provide a guaranteed minimum income for certain dependent employees, by increasing from Ps.384,363 to Ps.421,250 the income to qualify for the subsidy, as well as increasing the maximum amount of the benefit from Ps.59,200 to Ps.66,893.

Environment

On June 29, 2021, and in order to mitigate the effects that climate change has had on the availability of water resources in Chile, the President of the Republic submitted to Congress a draft bill that aims to create a new national institutional framework for water resources. This draft bill is intended to strengthen the planning, regulation, investment in infrastructure and management of the water resources in Chile, and is expected to create, among others: (i) the Undersecretary of Water Resources within the Ministry of Public Works, which will change its name to "Ministry of Public Works and Water Resources"; and (ii) a Commission of Water Resources.

On July 6, 2021, the President of the Republic announced the voluntary anticipated closure by AES Andes, a subsidiary of the AES Group, of four coal-fired power plants by 2025. This measure is expected to reduce the emission of approximately 6 million tons of CO2. The decision is part of the government's commitment to combat climate change and achieve carbon neutrality by 2050, which involves converting all national energy into renewable energy with environmentally friendly sources.

Capital Markets

On July 2, 2021, the Ministry of Finance announced an agreement between the government and Euroclear, by which corporate debt securities of Chilean issuers will be traded through the clearing systems of Euroclear. Euroclearability of domestic corporate securities is expected to allow foreign investors to access them in a more efficient and standardized way and is expected to give Chilean corporate issuers access to a wider investor base and deeper liquidity pools.

On July 3, 2021, Law No. 21,356 was published in the Official Gazette, which establishes that people of the same gender may not exceed 60% of the total members of the boards of directors of (i) public companies created by law, whose directors are appointed by agreement of the Council of the Corporación de Fomento de la Producción (“CORFO”) or by any committee in which the referred Council delegates such designation; and (ii) enterprises in which the Republic has a participation of more than 50% of the capital through CORFO, and whose directors are appointed by CORFO through the Comité Sistema de Empresas Públicas, to which the Council of CORFO expressly delegates this function.

Recent Developments in Banking Regulation

On June 29, 2021, the Central Bank of Chile announced its decision to submit for public consultation a proposal to amend the Central Bank´s Compendium of Financial Standards in order to recognize new international reference rates in its regulation. The initiative will be subject to public consultation for a period of 20 days with the purpose of gathering comments from interested parties and the general public. This initiative is aimed at maintaining the proper functioning of credit and derivatives operations in the local market and to facilitate transition from LIBOR following its phase out. The following foreign reference interest rates are proposed to be recognized: SOFR (Secured Overnight Financing Rate), ESTR (Euro Short-term Rate), SONIA (Sterling Overnight Index Average) TONA (Tokyo Overnight Average Rate) y SARON (Swiss Average Rate Overnight).

On June 30, 2021, the Central Bank of Chile published a regulation that creates a High Value Payment Clearing House (Cámara de Compensación de Pagos de Alto Valor or FX CCAV). According to this new regulation, one or more private entities could implement FX CCAV to perform the clearing payments originated in international exchange transactions, carried out in the spot market by financial institutions, corresponding to purchases and sales of U.S. dollars against domestic currency.

THE ECONOMY

Economic Performance Indicators

The following table sets forth changes in the Imacec, Mining Imacec and Non-mining Imacec for the periods indicated:

Imacec, Mining Imacec and Non-mining Imacec

(% change from same period in previous year)

	Imacec	Mining Imacec	Non-mining Imacec
2021
January	(2.9)	(1.6)	(2.9)
February	(2.1)	(5.5)	(1.4)
March	5.8	0.7	6.7
April	14.1	4.1	15.5
May	18.1	(0.3)	20.7

MONETARY AND FINANCIAL SYSTEM

Monetary and Exchange Rate Policy

Monetary Policy and Interest Rate Evolution

The following table sets forth the Chilean Central Bank’s average interest rates for 2021 (through June 30 and July 14, 2021, as indicated below).

Chilean Central Bank Average Interest Rates
(in %)

	BCP(1)(3)				BCU(2)(3)
Year	5 years		10 years		5 years		10 years		TPM
2021	3.49	(4)	4.62	(4)	0.65	(4)	1.57	(4)	0.75	(5)

(1)	BCP: Peso-denominated Chilean Central Bank notes.
(2)	BCU: UF-denominated Chilean Central Bank notes.
(3)	BCU and BCP are part of the inflation-indexed and peso-denominated financial instruments issued by the Chilean Central Bank since September 2003. See “Monetary and Exchange Rate Policy—Monetary Policy and Interest Rate Evolution” in the Annual Report.
(4)	Through June 30, 2021.
(5)	Through July 14, 2021.

Source: Chilean Central Bank.

Inflation

The following table shows changes in the CPI and the PPI for the period indicated.

Inflation

(% change from same period in 2020)

	CPI	PPI (1)
12 months ended May 31, 2021	3.6	34.4

(1) Manufacturing, mining and electricity, water and gas distribution industries.

Source:  CPI, Chilean Central Bank.  PPI, National Institute of Statistics

Exchange Rate Policy

The Chilean peso traded at Ps. 735.3/US$1.00 on June 30, 2021, compared to Ps. 732.1/US$1.00 on March 31, 2021.

The following table shows the high, low, average and period-end Chilean peso/U.S. dollar exchange rate for the three months ended June 30, 2021.

Observed Exchange Rates (1)
(pesos per US$)

	High	Low	Average(2)	Period-End
Three months ended June 30, 2021	749.3	693.7	715.4	735.3

(1) The table presents the high, low, average and period-end observed rates for the period.

(2) Represents the average of average monthly rates for the period indicated.

PUBLIC SECTOR FINANCES

Government Expenditures

2021 Budget

The 2021 budget law (Law No. 21,289) was published in the Official Gazette on December 16, 2020. See “Public Sector Finances—Government Expenditures—2020 Budget.”

When submitting the budget law for each year, the Ministry of Finance includes certain macroeconomic assumptions that are used to project government revenues and fiscal deficit, among others. These projections are updated quarterly in a public finances report (Informe de Finanzas Públicas, or “IFP”).

The following table sets forth the macroeconomic assumptions included in the IFP published in July 2021:

2021 Assumptions for Effective Balance

Updated 2021 Assumptions
Real GDP growth (% change compared to 2020)	7.5
Real domestic demand growth (% change compared to 2020)	12.6
CPI (% change December 2020 compared to December 2021)	3.7
Annual average nominal exchange rate (Ps./US$)	712
Annual average Copper price (US$ cents per pound)	411

In accordance with the new estimations, for 2021, the government projects a fiscal deficit of 7.1% of GDP and a cyclically adjusted deficit of 9.5% of GDP, with central government revenues estimated at 23.4% of GDP and central government expenditures, estimated at 30.5% of GDP.

The financing of the increased government expenditures, together with the additional need for resources to address the new measures implemented in the context of the COVID-19 pandemic (see “Recent Developments—Republic of Chile—Social Developments—The Outbreak of COVID-19” in the Annual Report) are expected to be made by incurring additional debt and withdrawals from the Pension Reserve Fund (“FRP”) and/or the Economic and Social Stabilization Fund (“FEES”).

A total of US$27 billion debt is expected to be issued in 2021 by the Republic, which has been authorized by the Chilean Congress. In addition to the debt issued during the first half of 2021, the remaining US$15.1 billion is expected to be issued during the second half of 2021, of which US$7.1 billion correspond to the debt issuances announced in December 2020, and US$8.0 billion (which is expected to be mostly in foreign currency) correspond to new authorizations to finance recent measures, such as an increase in the emergency family income program (ingreso familiar de emergencia or IFE). Withdrawals from the FRP and/or FEES are expected to reach US$9.2 billion in 2021, of which US$6.7 billion were withdrawn in the first half of the year, while US$2.4 billion are expected to be withdrawn in the second half of the year.

PUBLIC SECTOR DEBT

External Debt

Chile’s total public sector external debt was US$21.2 billion as of December 31, 2020 and US$24.6 billion as of March 21, 2021. The increase in total public sector debt in the first quarter of 2021 was mainly due to the issuance of bonds to finance the measures implemented by the government to prevent the spread of COVID-19 and mitigate its effects on the Chilean economy. The ratio of public sector external debt to GDP stood at 7.5% as of December 31, 2020 and at 8.8% as of March 31, 2021.

The following table sets forth the outstanding amount of public sector external debt by creditor as of the dates indicated:

Public Sector External Debt, By Creditor
(in millions of US$)

As March 31, 2021
IDB	932.1
IBRD (World Bank)	104.3
Bonds	23,413.6
IDA (World Bank)	—
Others	132.2
Total	24,582.1

Source: Chilean Budget Office.

The following table sets forth public sector external debt by currency as of the dates indicated:

Public Sector External Debt, by Currency
(in millions of US$)

As March 31, 2021

United States Dollar	13,518.2
Euro	11,063.9
Chilean Pesos	0
Other	0.1
Total	24,582.1

Source: Chilean Budget Office.

Total Consolidated Public and Private Sector External Debt

The following table sets forth approximate outstanding amounts of Chile’s public and private sector external debt as of the dates indicated:

Total Consolidated Public and Private Sector External Debt
(in millions of US$, except ratios and as noted)

As March 31, 2021
Medium- and long-term debt
Public sector(1)	63,288
Private sector	124,805
Total medium- and long-term debt	188,093
Short-term debt
Public sector(1)	3,553
Private sector	19,309
Total short-term debt	22,863
Total short-, medium and long-term debt	210,956
Use of IMF credit	—
Total public(1) and private external debt, less reserves (in billions of U.S. dollars)	166.0
Total public(1) and private external debt/GDP	75.1%
Total public(1) and private external debt/exports(2)	327.6%

(1)	Includes central government, Chilean Central Bank and public enterprises as well as publicly guaranteed private debt.
(2)	Exports include goods and services.

Source: Chilean Central Bank.

Central Government External Bonds

As of June 30, 2021 Chile had the following global bonds outstanding:

•	3.250% US$446,783,000 Notes due September 14, 2021;

•	2.250% US$427,707,000 Notes due October 30, 2022;

•	1.625% €1,641,550,000 Notes due January 30, 2025;

•	3.125% US$318,728,000 Notes due March 27, 2025;

•	1.750% €1,109,770,000 Notes due January 20, 2026;

•	3.125% US$709,316,000 Notes due January 21, 2026;

•	3.240% US$2,000,000,000 Notes due February 6, 2028;

•	1.440% €709,103,000 Notes due February 1, 2029;

•	1.875% €1,490,765,000 Notes due May 27, 2030;

•	2.450% US$1,758,000,000 Notes due January 31, 2031;

•	0.830% €1,954,685,000 Notes due July 2, 2031;

•	2.550% US$1,500,000,000 January 27, 2032;

•	1.250% €1,269,017,000 Notes due January 29, 2040;

•	3.100% US$1,700,000,000 Notes due May 7, 2041;

•	3.625% US$407,620,000 Notes due October 30, 2042;

•	3.860% US$1,284,412,000 Notes due June 21, 2047;

•	3.500% US$2,318,357,000 Notes due January 25, 2050;

•	2.550% €1,250,000,000 Notes due January 22, 2051;

•	3.500% US$1,500,000,000 Notes due April 15, 2053; and

•	3.100% US$1,500,000,000 Notes due January 22, 2061.

Central Government Domestic Bonds

The following table reflects the Chilean Treasury’s bond issuances as of the date indicated:

As of June 30, 2021	BTP- 5(2)	BTP- 7(3)	BTP- 10(4)	BTP- 20(5)	BTP- 30(6)	BTU- 5(7)	BTU- 7(8)	BTU- 10(9)	BTU-12(10)	BTU- 20(11)	BTU- 30(12)	Total	% of GDP

2021	—	—	369	—	—	—	—	322	327	—	—	1,019	0.4

(1)	Using the exchange rate at December 31 of the applicable year, unless otherwise indicated.

Excludes debt repurchases and issuances of T-Bills.

(2)	Peso-denominated internal bonds with a term of 5 years
(3)	Peso-denominated internal bonds with a term of 7 years.
(4)	Peso-denominated internal bonds with a term of 10 years.
(5)	Peso-denominated internal bonds with a term of 20 years.
(6)	Peso-denominated internal bonds with a term of 30 years.
(7)	UF-denominated bonds with a term of 5 years.
(8)	UF-denominated bonds with a term of 7 years.
(9)	UF-denominated bonds with a term of 10 years.
(10)	UF-denominated bonds with a term of 12 years.
(11)	UF-denominated bonds with a term of 20 years.
(12)	UF-denominated bonds with a term of 30 years.

As of June 30, 2021, Chile had the following local bonds outstanding:

•	0.0% Ps. 814,000 million treasury bonds due July 1, 2021;

•	0.0% Ps. 537,000 million treasury bonds due August 5, 2021;

•	0.0% Ps. 590,000 million treasury bonds due September 24, 2021;

•	0.0% Ps. 590,000 million treasury bonds due October 22, 2021;

•	0.0% Ps. 590,000 million treasury bonds due November 19, 2021;

•	6.0% Ps. 53,815 million treasury bonds due January 1, 2022;

•	0.0% Ps. 590,000 million treasury bonds due March 22, 2022;

•	4.0% Ps.1,840,145 million treasury bonds due March 1, 2023;

•	6.0% Ps.26,460 million treasury bonds due January 1, 2024;

•	2.5% Ps. 5,581,760 million treasury bonds due March 1, 2025;

•	5.5% Ps. 3,629,400 million treasury bonds due March 1, 2026;

•	2.3% Ps. 1,040,000 million treasury bonds due October 1, 2028;

•	4.7% Ps. 3,315,780 million treasury bonds due September 1, 2030;

•	6.0% Ps. 4,405 million treasury bonds due January 1, 2032;

•	6.0% Ps. 560,000 million treasury bonds due October 1, 2033;

•	6.0% Ps.6,155 million treasury bonds due January 1, 2034;

•	5.0% Ps.4,120,200 million treasury bonds due March 1, 2035;

•	6.0% Ps.3,247,570 million treasury bonds due January 1, 2043;

•	5.1% Ps. 1,170,595 million treasury bonds due July 15, 2050;

•	3.0% UF 1,346.5 thousand treasury bonds due January 1, 2022;

•	1.3% UF 47,072.5 thousand treasury bonds due March 1, 2023;

•	4.5% UF 8,470 thousand treasury bonds due October 15, 2023;

•	3.0% UF 1,410 thousand treasury bonds due January 1, 2024;

•	4.5% UF 2,140 thousand treasury bonds due August 1, 2024;

•	0.0% UF 48,964 thousand treasury bonds due March 1, 2025;

•	2.6% UF 533 thousand treasury bonds due September 1, 2025;

•	1.5% UF 182,310 thousand treasury bonds due March 1, 2026;

•	3.0% UF 349 thousand treasury bonds due March 1, 2027;

•	3.0% UF 1,350 thousand treasury bonds due March 1, 2028;

•	0.0% UF 8,070 thousand treasury bonds due October 1, 2028;

•	3.0% UF 956 thousand treasury bonds due March 1, 2029;

•	3.0% UF 2,658 thousand treasury bonds due January 1, 2030;

•	1.9% UF 74,107.5 thousand treasury bonds due September 1, 2030;

•	3.0% UF 298 thousand treasury bonds due January 1, 2032;

•	0.0% UF 8,400 thousand treasury bonds due October 1, 2033;

•	3.0% UF 267.5 thousand treasury bonds due January 1, 2034;

•	2.0% UF 150,760 thousand treasury bonds due March 1, 2035;

•	3.0% UF 2,268.5 thousand treasury bonds due March 1, 2038;

•	3.0% UF 2,708 thousand treasury bonds due March 1, 2039;

•	3.0% UF 1,833 thousand treasury bonds due January 1, 2040;

•	3.0% UF 500.5 thousand treasury bonds due January 1, 2042;

•	3.0% UF 180,850 thousand treasury bonds due January 1, 2044; and

•	2.1% UF 31,081.5 thousand treasury bonds due July 15, 2050.

Total Consolidated Internal and External Debt of Non-Financial Public Enterprises

The following tables set forth the total domestic and external debt of non-financial public enterprises for the dates indicated:

Debt and Assets of Non-Financial Public Enterprises (1)
 Consolidated (in millions of pesos)

As of December 30,
2020

Total financial debt	20,459,627
Financial debt, excluding debts owed to central government	20,459,627
Short-term(2)	1,057,629
Long-term(3)	19,401,998
Financial debt with central government(4)	—
Financial assets(5)	2,770,479
Net financial debt	17,689,148
Excluding central government	17,689,148

(1)	Includes Codelco, Enami, ENAP, Metro, EFE, Astilleros y Maestranzas de la Armada (Asmar), Empresa Nacional de Aeronáutica (Enaer), Casa de Moneda de Chile, S.A., Zofri S.A. and Correos de Chile; excludes Banco Estado and the Chilean Central Bank.
(2)	Includes short-term obligations with banks and financial institutions and current amounts due under long-term obligations, obligations with the public (bonds) and current amounts due to long-term credit providers.
(3)	Includes long-term obligations with banks and financial institutions, obligations with the public (bonds) and obligations owed to long-term credit providers.
(4)	Excludes tax on income and deferred taxes.
(5)	Includes cash, term deposits, net negotiable securities, financial investments in repurchase agreements.

Source: Ministry of Finance.

Net Consolidated Debt of the Chilean Central Bank and Central Government (as a % of GDP)

As of March 31,
2021

Net Consolidated Debt	12.0

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.

Net Debt of the Chilean Central Bank
(in millions of pesos)

As of March 31,
2021

Liabilities	33,232,190
Chilean Central Bank Notes and Bonds(1)	22,510,773
Fiscal Deposits	153
Others(2)	10,721,264
Assets without subordinated debt	37,558,918
Net International Reserves (in US$ million)	40,220
Others(3)	8,113,351
Total Net Debt without subordinated debt(1)(2)	(4,326,727)

(1)	Includes various notes and bonds of the Chilean Central Bank such as the Chilean Central Bank discountable promissory notes (PDBC), Chilean Central Bank indexed promissory notes (PRBC), Chilean Central Bank bonds in Chilean pesos (BCP), Chilean Central Bank bonds in UF (BCU), Chilean Central Bank bonds in U.S. dollars (BCD) and other instruments.
(2)	Includes other deposits and obligations, reciprocal agreements and other securities.
(3)	Includes net internal credit, excluding fiscal transfers, subordinated debt, SINAP obligations and popular capitalism, other securities from abroad, contributions to international organizations and other adjusted domestic securities.

Source: Chilean Central Bank.

Central Government Total Net Debt
(in millions of pesos, except as indicated)

As of March 31,
2021
Debt in pesos	49,339,298
External Debt	—
Domestic Debt	49,339,298
Assets in pesos	16,995,814
Assets in pesos, without public enterprises(1)	16,995,814
Chilean Central Bank Deposits	—
Financial debt of public enterprises with the Central government	—
Net debt in pesos(2)	32,343,484
Debt in U.S. dollars (in US$ million)	24,965
Treasury Bills with the Chilean Central Bank (in US$ million)	—
External Debt (in US$ million)	24,965
Assets in U.S. dollars, Chilean Central Bank Deposits(3) (in US$ million)	29,434
Net debt in U.S. dollars (in US$ million)	(4,469)
Total Financial Debt(4)	67,616,655
Total Financial Assets(5)	38,544,681
Total Net Financial Debt	29,071,974

(1)	Does not include assets of the old scholarship system.
(2)	Includes CORFO.
(3)	Includes Oil Stabilization Fund, Sovereign Wealth Funds, Infrastructure Fund and governmental term deposits.
(4)	Debt in pesos plus debt in U.S. dollars (using the exchange rate at December 31 of the applicable year).
(5)	Assets in pesos plus assets in U.S. dollars (using the exchange rate at December 31 of the applicable year).

Source: Chilean Central Bank, Chilean Budget Office and Comptroller General of the Republic.